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                             December 16, 2021

       McDavid Stilwell
       Chief Financial Officer
       Coherus BioSciences, Inc.
       333 Twin Dolphin Drive , Suite 600
       Redwood City , California 94065

                                                        Re: Coherus
BioSciences, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 8-K furnished
November 8, 2021
                                                            File No. 001-36721

       Dear Mr. Stilwell:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K furnished November 8, 2021

       Exhibit 99.1
       Non-GAAP Financial Measures, page 7

   1. Your presentation of Non-GAAP net (loss) income includes an adjustment for upfront and milestone based license
fees. Please tell us how you determined that these fees do not represent normal,
recurring, cash operating expenses necessary to operate your business.
                                                        In this regard, we note
that the related licensing transactions are accounted for as asset acquisitions. However,
as a license to certain product candidates appears to be the only asset acquired and as
the development of these product candidates is an integral part of your business, it is
unclear how this adjustment would not violate Question 100.01 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations.
 McDavid Stilwell
Coherus BioSciences, Inc.
December 16, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at
(202) 551-3426
with any questions.



FirstName LastNameMcDavid Stilwell                        Sincerely,
Comapany NameCoherus BioSciences, Inc.
                                                          Division of
Corporation Finance
December 16, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName